PROTECTION ONE, INC.

PROTECTION ONE ALARM MONITORING, INC.

May 6, 2005

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               SEC Comment Letter Dated April 29, 2005 Regarding Protection One, Inc. and Protection One Alarm Monitoring, Inc. (collectively, the “Company”); Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2004 (SEC File Nos. 1-12181-01 and 1-12181)

Dear Mr. Spirgel:

                The purpose of this letter is to confirm a telephone conversation that I had with Kathryn T. Jacobson, Staff Accountant, on May 6, 2005 during which I requested an extension of the time period to respond to the above-referenced SEC comment letter.  I indicated to Ms. Jacobson that we would like to have 30 days to respond (extended from 10 business days) in order to give us sufficient time to research and respond thoroughly to the SEC’s comments during a time period in which we are also preparing the Company’s Form 10-Q for the quarterly period ended March 31, 2005.  I also noted that we are already working with the SEC on aspects of our application of SAB Topic 5:J, the resolution of which will be included in the Company’s response to Comment No. 5 of the above-referenced SEC comment letter.

                Ms. Jacobson granted my request for an extension to May 27, 2005 and requested that I confirm such extension to you in writing.

Sincerely,

/s/ Darius G. Nevin
Darius G. Nevin
Executive Vice President and Chief Financial Officer

cc:           Kathryn T. Jacobson, Staff Accountant

                Richard Ginsburg, President and Chief Executive Officer

                Eric A. Devin, Vice President, Treasurer and Controller